Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

Nine Months Ended September 30, 2017
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$125,831
Fixed charges	60,889
Capitalized interest	(7,773)
Distributions of earnings from unconsolidated affiliates	4,815
Total earnings	$183,762

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$48,763
Amortization of debt issuance costs	2,445
Capitalized interest	7,773
Interest component of rental expense	1,908
Total fixed charges	60,889
Preferred Unit distributions	1,869
Total fixed charges and Preferred Unit distributions	$62,758

Ratio of earnings to fixed charges	3.02
Ratio of earnings to combined fixed charges and Preferred Unit distributions	2.93